Contact

www.linkedin.com/in/andolino
(LinkedIn)
www.xtend2web.com (Other)

Top Skills

C#
Java
JQuery

John Andolino

Chief Technology Officer / Founder at XTEND2WEB LLC
Salem, New Hampshire, United States

Summary

John is the chief architect of XTEND2WEB LLC's suite of solutions and has led development efforts since the company's inception. He offers 28 years of enterprise scale experience developing and successfully implementing numerous mission critical solutions.

John has extensive skills encompassing a wide variety of development platforms and project types. This experienced includes MS .NET All Frameworks, C#, VB .NET, ASP .NET, C/C++, MS SQL, PSQL, SignalR, AJAX, JSON, XML, jQuery, jQuery Prototyping, HTML5, CSS3, AngularJS, Backbone.js, Kendo UI, Java, JavaScript, Android SDK, Xcode, IOS SDK.

Experience

XTEND2WEB LLC
Chief Technology Officer / Founder
2008 - Present (15 years)

As Co-Founder of XTEND2WEB LLC, John has been involved in every operational area of the company.

In the role of CTO, he is responsible for the company's strategic planning, contract negotiations, global data center operations, maintaining existing solutions, envisioning new products and overseeing the development teams. He is the creator and developer of XTEND2WEB™ - Reporter, SQLfi, Time, ASAP, Safety, CapEx, Projects and Forecaster.

Education

Northeastern University